Exhibit 99.1

PONY AI Inc. Announces Gen-4 Autonomous Trucks, Set for Mass Production and Deployment in 2026

Beijing, China, November 19, 2025 -- Pony AI Inc. (“Pony.ai” or the “Company”) (NASDAQ: PONY; HKEX: 2026), a global leader in autonomous driving technology, announced its collaborations with SANY Truck and Dongfeng Liuzhou Motor to jointly develop the fourth-generation autonomous trucks (the “Gen-4 Autonomous Trucks”).

The Gen-4 Autonomous Trucks system features a modular design with strong vehicle adaptability. The first two models will be built on SANY Truck's and Dongfeng Liuzhou Motor’s most advanced battery-electric vehicle platforms. These models are designed for mass production at the thousand-unit scale, with initial fleet deployment expected in 2026. Mass production of Gen-4 Autonomous Trucks will accelerate the advancement of autonomous trucking technology and real-world implementation, enabling the transformative leap toward large-scale commercial driverless operations in the trucking industry.

The Gen-4 Autonomous Trucks kit will utilize 100% automotive-grade components, reducing the bill-of-materials cost per vehicle by approximately 70% compared to the previous generation, by leveraging the majority of components from the latest-generation Robotaxi solution. Upon deployment, the Gen-4 Autonomous Trucks are expected to significantly lower costs and increase efficiency in freight logistics. For example, the “1+4” platooning solution, where one lead truck is human-driven followed by four driverless trucks, is projected to reduce freight cost per kilometer by 29% and increase profit margin by 195% compared to traditional freight, based on current trial scenarios.

By adopting the fully redundant design and safety standards utilized in the Company’s latest generation Robotaxis, the Gen-4 Autonomous Trucks will elevate the safety and reliability of autonomous freight transport to a new level. The system is designed for a service life of 20,000 hours, supporting up to 1 million kilometers of freight operation. It will be equipped with a fully redundant drive-by-wire chassis, featuring comprehensive redundancy across six key systems — steering, braking, communication, power supply, computing, and sensors — ensuring safe operation under various conditions. The Gen-4 Autonomous Trucks will also undergo rigorous testing, including electromagnetic compatibility, reliability, high-temperature, and extreme-cold tests, to handle complex road conditions and harsh weather commonly encountered in freight scenarios, further enhancing safety.

China, the world’s largest long-haul trucking market, is accelerating its transition toward intelligent logistics. Since entering the autonomous trucking market in 2018, the Company has expanded its fleet to around 200 trucks, accumulated over 1 billion ton-kilometers of freight transport, and secured the first or among the first autonomous truck road test permits and freight transport operation licenses in multiple regions across China.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Pony.ai
Investor Relations
Email: ir@pony.ai
Media Relations
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Christensen Advisory
Email: pony@christensencomms.com